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SEC Mail Processing Section

FEB 27 2017

Washington DC 416

| SEC FILE NUMBER |
|---|
| 8-50272 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SAMSUNG SECURITIES (AMERICA), INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 26th Floor
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sang Moon Kim — 212-972-2454
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 30 Rockefeller Plaza | New York | NY | 10112-0015 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (16-02)

CONFIDENTIAL

AFFIRMATION

I, Sang Moon Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Samsung Securities (America), Inc. as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature  Feb/23/2017
Date

President
Title

02/23/2017
Notary Public

LEO SHOHEI ASADA-JOHNSON
Notary Public, State of New York
No. 01AS6281129
Qualified in Kings County
Commission Expires May 13, 2017

# Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)



STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Samsung Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd. as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Samsung Securities (America), Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 17, 2017

## SAMSUNG SECURITIES (AMERICA), INC.
**(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 2,281,519 |
| TIME DEPOSITS | 9,000,000 |
| RECEIVABLE FROM PARENT | 323,990 |
| INTEREST RECEIVABLE | 53,802 |
| SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL | 20,000,000 |
| PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $538,838 | 20,245 |
| OTHER ASSETS | 324,538 |
| TOTAL ASSETS | $ 32,004,094 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Income tax payable | $ 144,839 |
| Accrued expenses and other liabilities | 722,350 |
| Total liabilities | 867,189 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares | 50 |
| Additional paid-in capital | 4,999,950 |
| Retained earnings | 26,136,905 |
| Total stockholder's equity | 31,136,905 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 32,004,094 |

See notes to statement of financial condition.

## 1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i).

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** — The accompanying statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

**Cash and Cash Equivalents** — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

**Time Deposits** — Time deposits represent certificates of deposits placed with reputable financial institutions with an original maturity terms of greater than three months but less than one year, and are carried at fair value.

**Income Tax** — The Company accounts for income tax in accordance with Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on

derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying statement of financial condition as of December 31, 2016.

**Revenue Recognition** — The Company recognizes service revenue when the services are provided and collection is reasonably assured. Interest revenue is recognized when earned.

**Property and Equipment** — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

**Fair Value Measurements** — The Company applies ASC 820, *Fair Value Measurement,* guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value, and which establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value:

*Level 1*: Quoted prices (unadjusted) for identical assets or liabilities in active market that the entity has the ability to access as of the measurement date.

*Level 2*: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

*Level 3*: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Items valued using internal valuation techniques are classified according to the lowest level input that is significant to the valuation, and are typically classified as Level 3.

The Company did not have any Level 3 financial instruments as of December 31, 2016. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2016.

Fair value is based upon quoted market data when available. If listed prices or quotes are not available, the Company considers relevant and observable market prices in its valuations where possible. The frequency of transaction, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The carrying amounts of time deposits, categorized as level 2 in the fair value hierarchy, were measured using a pricing model whose input data are observable. The carrying amounts reported in the balance sheet for cash and cash equivalents, receivable from Parent, interest receivable, and income tax payable approximate fair value because of the short-term maturity of those financial instruments.

**Collateralized Agreement** — Transactions involving securities purchased under agreement to resell (Reverse Repurchase Agreement) are accounted for as collateralized agreement. It is the policy of the Company to obtain possession of collateral with a fair value equal or in excess of the principal amount loaned under the agreement. The Company may require the counterparty to deposit additional collateral when appropriate. Reverse Repurchase Agreement is carried at contract value. Interest on such contract amounts is accrued and is included in interest receivable in the accompanying statement of financial condition. The contract amount of the Reverse Repurchase Agreement plus related accrued interest approximate fair value because of the variable market interest rate charged.

**Use of Estimates** — The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**New Accounting Standards** — In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. The original effective date for ASU 2014-09 would have required the Company to adopt beginning after December 15, 2017. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606) - Deferral of the Effective Date*, which defers the effective date of ASU 2014-09 for one year and permits early adoption as early as the original effective date of ASU 2014-09. The Company is currently evaluating the effect that this ASU will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which supersedes existing guidance on accounting for leases in ASC 840, *Leases*, and generally requires all leases to be recognized in the balance sheet. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2019 with early adoption permitted. The provisions of this ASU are to be applied using a modified retrospective approach. The Company is currently evaluating the effect that this ASU will have on its financial statements.

In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which amends the principal-versus-agent implementation guidance. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements of ASU 2014-09. The Company is currently evaluating the effect that this ASU will have on its financial statements.

In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*, which does not change the core principle of the guidance in Topic 606 but rather clarify two aspects of identifying performance obligation and licensing. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements of Topic 606 (and any other Topic amended by Update 2014-09 and 2015-14). The Company is currently evaluating the effect that this ASU will have on its financial statements.

## 3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Standard. Under this Alternate Standard, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2016, the Company has net capital of $1,410,537, which exceeds the required net capital by $1,160,537.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

## 4. INCOME TAX

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of December 31, 2016 are as follows:

| | | |
|---|---|---|
| Property and equipment | $ | 14,734 |
| Accrued expense | | 210,528 |
| Deferred rent | | 16,016 |
| Total deferred tax assets | $ | 241,278 |

The deferred tax assets are included in the other assets in the accompanying statement of financial condition. The necessity of establishing a valuation allowance was considered. Since it was determined that it was more likely than not the Company would fully utilize the benefit of deferred tax assets on these deductible differences, the Company established no valuation allowance as of December 31, 2016.

The Company's corporate income tax returns for the year ended December 31, 2013 through 2015 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions. No material uncertain tax positions exist as of December 31, 2016.

## 5. RELATED PARTY TRANSACTIONS

The Parent executes Korean securities trades for the Company's customers. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers. In return, the Company receives service revenue from the Parent at an amount equal to the operating expense incurred by the Company plus certain agreed-upon mark-ups on such expenses. Such service revenue from the arrangement with the Parent amounted to $3,271,913 for the year ended December 31, 2016. Related receivable from the Parent amounted to $323,990 as of December 31, 2016.

The Company has a reverse repurchase agreement with the Parent in the amount of $20,000,000 with the maturity date of May 8, 2017, and the interest rate of six-month London Interbank Offered Rate ("LIBOR") semiannually (1.25% at December 31, 2016). The related interest receivable at December 31, 2016 and interest income for the year ended December 31, 2016 amounted to

approximately $36,000. At December 31, 2016, the fair value of financial instruments received as collateral was approximately $23,342,000.

## 6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation subject to a ceiling of $18,000 for the year ended December 31, 2016. Based upon each employee's length of service, the Company contributes up to 50% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

## 7. PROPERTY AND EQUIPMENT

At December 31, 2016, office equipment, furniture and fixtures are comprised of the following:

| | |
|---|---|
| Office equipment | $ 358,135 |
| Furniture and fixtures | 200,948 |
| Total at cost | 559,083 |
| Less accumulated depreciation | (538,838) |
| Property and equipment - net | $ 20,245 |

## 8. COMMITMENT

The Company leases office space under a non-cancelable operating lease expiring in March 2018. The following is a schedule of the minimum annual rental commitment for such lease:

| Year Ending December 31 | Amount |
|---|---|
| 2017 | $ 737,313 |
| 2018 | 184,328 |
| | $ 921,641 |

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2016, but before February 17, 2017, the date the financial statements were available to be issued. There were no subsequent events that required to be measured or disclosed in these financial statements.

* * * * * *